Microelectronics Technology Company

500 N. Rainbow Blvd

Suite 300

Las Vegas, NV 89107

Telephone - 702-221-1914

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Microelectronics Technology Company

Form 10-K for the Fiscal Year ended June 30, 2013

Filed October 15, 2013

File No. 001-32984

         July 8, 2014

Dear Ms. Jenkins,

This letter sets forth the initial response of Microelectronics Technology Company., (“MELY” or the “Company”) to the Staff’s comment letter dated June 27, 2014.

Microelectronics is in receipt of the Securities and Exchange Commission’s comment letter dated June 27, 2014. Due to the technical nature of the comments, and the need to request for our past auditors approval, we are requesting additional time to respond to the questions outlined in the SEC comment letter. The Company plans to answer the comments as quickly as possible.

In connection with the Company’s responding to the comments set forth in the June 27, 2014 letter, the Company acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Microelectronics Technology Company

/s/Brett Everett

Name: Brett Everett

Title: Chief Executive Officer, Principal Financial Officer,

Principal Accounting Officer